Coddle Creek
FINANCIAL CORP.

2001 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

This annual report to stockholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of Coddle Creek Financial Corp. that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include, but are not limited to, changes in the national, regional and local market conditions, managements' business strategy, legislative and regulatory conditions, and an adverse interest rate environment.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date of this report. The Company takes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CODDLE CREEK FINANCIAL CORP. AND SUBSIDIARY
SELECTED CONSOLIDATED FINANCIAL DATA

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars In Thousands, Except Per Share Data)				
Financial Condition Data:					
Total assets	$ 149,849	$ 151,732	$ 143,867	$ 135,811	$ 149,585
Investments securities [1]	25,478	15,942	12,667	20,495	43,441
Loans receivable, net [4]	119,066	130,518	124,863	110,578	101,982
Deposits	112,899	104,369	90,563	87,569	99,382
Notes payable and FHLB advances	12,700	9,000	11,000	-	-
Stockholders' equity [2, 7]	20,998	35,008	34,445	45,119	46,993
Book value per share [2, 7]	30.03	50.07	49.29	66.89	69.67

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Operating Data:	(Dollars in Thousands, Except Per Share Data)				
Interest and dividend income	$ 10,889	$ 11,405	$ 10,188	$ 10,316	$ 8,997
Interest expense	6,497	5,964	4,195	4,096	4,820
Net interest income	4,392	5,441	5,993	6,220	4,177
Provision for loan losses	-	-	-	205	335
Noninterest income	267	307	217	185	192
Noninterest expense	5,209	3,741	4,007	2,957	2,993
Income (loss) before income taxes (credits)	(550)	2,007	2,203	3,243	1,041
Income tax expense (credits)	(119)	757	817	1,039	374
Net income (loss)	(431)	1,250	1,386	2,204	667
Other comprehensive income (loss), net of tax:					
Unrealized gains (losses) on securities, net of tax	24	20	(67)	21	(3)
Comprehensive income (loss)	$ (407)	$ 1,270	$ 1,319	$ 2,225	$ 664
Basic earnings (loss) per share [2]	$ (0.68)	$ 1.99	$ 2.20	$ 3.54	$ -
Diluted earnings (loss) per share [2]	(0.68)	1.97	2.20	3.54	-
Dividends per share [2]	0.41	1.91	2.05	1.00	-
Return of capital dividends per share	20.00	-	17.18	-	-
Dividend payout ratio [6]	(300.15%)	95.98%	874.09%	28.25%	-

	At or For the Years Ended December 31,				
	2001[5]	2000[5]	1999[5]	1998[5]	1997[5]
	(Dollars in Thousands)				
Selected Other Data:					
Number of outstanding loans	2,216	2,571	2,474	2,397	2,482
Number of deposit accounts	6,983	7,152	6,880	7,109	7,957
Number of full-service offices	3	3	3	3	3
Return on average assets	(0.28%)	0.83%	1.00%	1.62%	0.58%
Return on average equity	(2.08%)	3.61%	3.40%	4.98%	4.55%
Average equity to average assets	13.38%	23.05%	29.25%	32.59%	12.87%
Interest rate spread	2.26%	2.41%	2.89%	3.11%	2.87%
Net yield on average interest-earning assets	2.94%	3.69%	4.38%	4.70%	3.68%
Average interest-earning assets to average interest-earning liabilities	115.56%	131.82%	148.65%	151.32%	119.06%
Ratio of noninterest expense to average total assets	3.37%	2.49%	2.88%	2.18%	2.62%
Nonperforming assets to total assets [3]	1.08%	1.38%	1.01%	1.02%	1.02%
Nonperforming loans to total loans [3]	1.32%	1.55%	1.06%	1.20%	1.36%
Allowance for loan losses to nonperforming loans [3]	55.27%	43.24%	64.98%	64.57%	47.83%
Allowance for loan losses to total loans receivable	0.75%	0.67%	0.69%	0.78%	0.65%
Provision for loan losses to total loans receivable, net	0.00%	0.00%	0.00%	0.19%	0.33%
Net charge-offs to average loans outstanding	0.00%	0.00%	0.00%	0.00%	0.03%
Stockholders' equity to total assets	14.01%	23.07%	23.94%	33.22%	31.42%

(1) Includes interest-earning deposits, federal funds sold, certificates of deposit, FHLB stock and investment securities.

(2) On December 30, 1997, Mooresville Savings Bank, S.S.B. converted from a state chartered mutual savings bank to a state chartered stock savings bank and became a wholly-owned subsidiary of Coddle Creek Financial Corp. Earnings per share has been calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

(3) Nonperforming assets include mortgage loans and consumer loans 90 days or more delinquent and real estate acquired in settlement of loans. Non performing loans include nonaccrual loans and accruing loans past due 90 days or more.

(4) "Loans receivable, net," represents gross loans less net deferred loan fees, undisbursed loan funds and allowance for loan losses.

(5) Ratios other than period-end ratios are based on monthly balances. Management does not believe the use of month-end balances has caused a material difference in the information provided.

(6) The dividend payout ratio represents dividends per share, including the return of capital dividend, as a percent of basic earnings per share.

(7) The sharp decline in stockholders equity and book value per share from 2000 to 2001 is attributable in large part to the return of capital dividend paid in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis of financial condition and the results of operations is intended to assist in understanding the financial condition and changes therein and results of operations of the Company. This discussion and analysis is intended to compliment, and should be read in conjunction with, the audited financial statements of the Company and related notes appearing elsewhere in this annual report to stockholders.

Description of Business

Coddle Creek Financial Corp. (the "Company") was incorporated under laws of the State of North Carolina for the purpose of becoming the bank holding company of Mooresville Savings Bank, Inc. S.S.B. (the "Bank," or "Mooresville Savings") in connection with the Bank's conversion from a state chartered mutual savings bank to a state chartered stock savings bank (the "Conversion"), pursuant to the Plan of Holding Company Conversion of Mooresville Savings Bank, Inc. S.S.B. (the "Plan of Conversion"). The Company was organized to acquire all of the common stock of Mooresville Savings upon its conversion to stock form. A subscription and community offering of the Company's shares closed on December 30, 1997, at which time the Company acquired all of the shares of the Bank and commenced operations.

In accordance with the Plan of Conversion, the Company issued 674,475 shares of common stock at the price of $50 per share which resulted in proceeds of $32,494,000, net of conversion costs. The Company transferred $14,134,000 of the net proceeds to Mooresville Savings for the purchase of all of the capital stock of the Bank.

The Company has no operations and conducts no business of its own other than owning Mooresville Savings, investing its portion of the net proceeds received in the Conversion, and lending funds to the Employee Stock Ownership Plan (the "ESOP") which was formed in connection with the Conversion. The principal business of the Bank is accepting deposits from the general public and using those deposits and other sources of funds to make loans secured by real estate and other forms of collateral located in the Bank's primary market area of northern Mecklenburg and southern Iredell counties of North Carolina.

Mooresville Savings' results of operations depend primarily on its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. The Bank's operations are also affected by noninterest income, such as miscellaneous income from loans, customer deposit account service charges, and other sources of revenue. The Bank's principal operating expenses, aside from interest expense, consist of compensation and associated benefits, federal deposit insurance premiums, occupancy costs, and other general and administrative expenses.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets of the Company amounted to $149.8 million, $151.7 million, and $143.9 million at December 31, 2001, 2000 and 1999 respectively. The decrease during 2001 is a result of a slowing economy and a related decrease in demand for new loans as well as a return of capital dividend paid to stockholders. The increase during 2000 was a result of increased loan demand, funded by increased deposits.

The principal category of earnings assets is loans receivable, which amounted to $119.1 million $130.5 million, and $124.9 million at December 31, 2001, 2000 and 1999, respectively. The loan portfolio decreased in 2001 due to a decrease in permanent residential 1-4 family mortgages, the result of a slowing economy and the Bank choosing not to originate loans at very low interest rates. The Bank also saw a large number of loan payoffs during the year which contributed to the decrease in the loan portfolio. The Bank was able to increase the size of its loan portfolio during 2000 primarily through its marketing efforts in the origination of permanent residential 1-4 family mortgages, residential construction and home equity loans. Loan originations for the year ended December 31, 2001 totaled $28.9 million, other net changes totaled $2.9 million, while loan principal repayments totaled $37.4 million as the loan portfolio decreased by $11.4 million. Loan originations for the year ended December 31, 2000 totaled $26.1 million, other net changes totaled $0.3 million, while loan principal repayments totaled $20.7 million as the loan portfolio increased by $5.7 million. Management believes that its marketing efforts, competitive rates and contacts within its community contributed to the increased loan demand. The Bank maintains underwriting and credit standards designed to maintain the quality of the loan portfolio. Nonperforming loans at December 31, 2001, 2000 and 1999 totaled $1,621,000, $2,093,000, and $1,382,000, respectively, and were 1.32%, 1.55%, and 1.06% of total loans, respectively. Management believes that the increase in nonperforming loans is primarily due to a downturn in the economy resulting in an increase in slow paying borrowers.

In addition to loans, the Company invests in U.S. Treasury, Government and federal agency, municipal and equity securities. Management does not engage in the practice of trading securities; rather, the Company's investment portfolio consists of securities designated as available for sale or held to maturity. Investment securities, including interest-bearing deposits, at December 31, 2001, 2000 and 1999 totaled $25.5 million, $15.9 million, and $12.7 million, respectively. The securities portfolio increased by $9.5 million during 2001 due to the increase in interest-bearing cash as a result of an increase in the deposit base as well as proceeds from loans that were refinanced at other institutions. The securities portfolio increased by $3.2 million during 2000 due to the increase in interest-bearing cash from an increase in deposits.

Savings deposits amounted to $112.9 million at December 31, 2001, an increase of $8.5 million from $104.4 million at December 31, 2000, due primarily to an increase in money market deposits associated to the declining economy and customers changing investment strategies from investments in stocks to cash. Savings deposits increased $13.8 million during 2000 from $90.6 million at December 31, 1999, due primarily to an increase in certificates of deposits with competitive interest rates. The Bank has focused its marketing efforts on building depositor relationships and setting its deposit rates in the local market to compete favorably with rates offered by competitors.

Stockholder's equity decreased by $14.0 million during 2001 primarily due to paying a special return of capital dividend totaling $14.0 million. Stockholders' equity increased by $0.6 million during 2000 due in part to vesting of additional MRP shares and net income of $1.3 million, offset by regular dividends of $1.2 million. The unrealized gain (loss) on securities available for sale, net of tax, amounted to $23,000, $(1,000) and $(21,000) at December 31, 2001, 2000 and 1999, respectively.

Market Risk

The Company's net income is dependent on its net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net income.

In an attempt to manage its exposure to changes in interest rates, management monitors the Company's interest rate risk. Management meets on a regular basis to review the Company's interest rate risk position and profitability and to recommend adjustments for consideration by the Board of Directors. Management also reviews the Company's securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner. Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have adverse effect on net income.

When adjusting the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. At times, depending on (i) the level of general interest rates, (ii) the relationship between long and short term interest rates, (iii) market conditions and (iv) competitive factors, the Board and management may determine to increase the Company's interest rate risk position somewhat in order to increase its net interest margin. The Company's results of operations and net portfolio values remain vulnerable to increases in interest rates and to fluctuations in the difference between long-and short-term interest rates.

Consistent with the asset/liability management philosophy set forth above, the Company has taken several steps to manage its market rate risk. In order to mitigate and manage interest rate risk, the Company has adopted the following policies: (i) investing its excess liquidity in shorter term or adjustable rate instruments with maturities or repricing periods of three years or less; (ii) promoting mortgage loans with ten-year balloons or 15 year amortizations; (iii) promoting adjustable rate equity line of credit loans; (iv) promoting longer term certificates of deposit; (v) increasing the level of interest-earning assets relative to interest-bearing liabilities; and (vi) maintaining a relatively low level of operating expenses and non-earning assets.

The following tables provide further information about the Company's financial instruments that are sensitive to changes in interest rates.

December 31, 2001
Loans Receivable (A)
Expected Maturity Date
Years Ending December 31,

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
				(Dollars In Thousands)				
Fixed Rate	$ 7,309	$ 4,647	$ 4,183	$ 4,096	$ 3,750	$ 78,311	$ 102,296	$ 103,933
Average interest rate	8.72%	9.03%	8.97%	8.90%	7.72%	6.80%		
Variable Rate	$ 17,666	$ -	$ -	$ -	$ -	$ -	$ 17,666	$ 17,666
Average interest rate	6.89%	- %	- %	- %	- %	- %		

Investment Securities (B)
Expected Maturity Date
Years Ending December 31,

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
				(Dollars In Thousands)				
Interest-bearing cash	$ 20,869	$ -	$ -	$ -	$ -	$ -	$ 20,869	$ 20,869
Average interest rate	3.48%	- %	- %	- %	- %	- %		
Certificates of deposit	$ 100	$ -	$ -	$ -	$ -	$ -	$ 100	$ 100
Average interest rate	6.67	- %	- %	- %	- %	- %		
Securities available for sale	$ 1,230	$ 858	$ -	$ -	$ -	$ -	$ 2,088	$ 2,088
Average interest rate	5.50%	5.80%	- %	- %	- %	- %		
Securities held to maturity	$ 150	$ -	$ -	$ -	$ 124	$ 906	$ 1,180	$ 1,212
Average interest rate	4.80%	- %	- %	- %	4.50%	4.64%		
Nonmarketable equity securities	$ -	$ -	$ -	$ -	$ -	$ 1,241	$ 1,241	$ 1,241
Average interest rate	- %	- %	- %	- %	- %	6.82%		

Expected Maturity Date (C)
Years Ending December 31,

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
				(Dollars In Thousands)				
Deposits	$ 95,503	$ 10,186	$ 1,161	$ 834	$ 3,093	$ -	$ 110,777	$ 109,473
Average interest rate	3.69%	4.41%	5.70%	5.03%	3.98%	- %		
Note payable and FHLB advances	$ 12,700	$ -	$ -	$ -	$ -	$ -	$ 12,700	$ 12,700
Average interest rate	4.00%	- %	- %	- %	- %	- %		

(A) For loans receivable the table presents expected principal cash flows by fixed and adjustable rate. The table includes contractual maturities including scheduled principal repayments but excluding estimated prepayments for fixed rate loans. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change. The table presents fair values at December 31, 2001 and weighted average interest rates by maturity dates.
(B) For investment securities, including securities available for sale, securities held to maturity, and nonmarketable equity securities, the table presents contractual maturities. Interest-bearing cash is a due on demand financial instrument and is presented as due in the one year category. Nonmarketable equity securities have no contractual maturity and are placed in the longest expected maturity date. The table presents fair values for securities available for sale and amortized costs for all other investment securities at December 31, 2001 and weighted average interest rates by maturity dates.
(C) For deposits the table presents principal cash flows and weighted average interest rates by contractual maturity dates.

December 31, 2000

Loans Receivable (A)
Expected Maturity Date
Years Ending December 31,

	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
				(Dollars In Thousands)				
Fixed Rate	$ 9,846	$ 4,231	$ 4,283	$ 3,869	$ 3,892	$ 84,650	$ 110,771	$ 113,281
Average interest rate	9.31%	9.54%	9.40%	8.99%	9.47%	7.62%		
Variable Rate	$ 20,652	$ -	$ -	$ -	$ -	$ -	$ 20,652	$ 20,652
Average interest rate	9.38%	- %	- %	- %	- %	- %		

Investment Securities (B)
Expected Maturity Date
Years Ending December 31,

	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
				(Dollars In Thousands)				
Interest-bearing cash	$ 10,405	$ -	$ -	$ -	$ -	$ -	$ 10,405	$ 10,405
Average interest rate	6.05%	- %	- %	- %	- %	- %		
Certificates of deposit	$ -	$ 100	$ -	$ -	$ -	$ -	$ 100	$ 100
Average interest rate	- %	6.67%	- %	- %	- %	- %		
Securities available for sale	$ 1,000	$ 725	$ 1,025	$ -	$ -	$ 317	$ 3,067	$ 3,067
Average interest rate	7.75%	5.50%	5.84%	- %	- %	6.25%		
Securities held to maturity	$ -	$ 150	$ -	$ -	$ -	$ 1,032	$ 1,182	$ 1,203
Average interest rate	- %	4.80%	- %	- %	- %	4.62%		
Nonmarketable equity securities	$ -	$ -	$ -	$ -	$ -	$ 1,188	$ 1,188	$ 1,188
Average interest rate	- %	- %	- %	- %	- %	7.75%		

Expected Maturity Date (C)
Years Ending December 31,

	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
				(Dollars In Thousands)				
Deposits	$ 87,535	$ 12,430	$ 1,262	$ 1,236	$ 218	$ -	$ 102,681	$ 103,128
Average interest rate	5.95%	6.37%	5.82%	5.70%	6.15%	- %		
Note payable and FHLB advances	$ 9,000	$ -	$ -	$ -	$ -	$ -	$ 9,000	$ 9,000
Average interest rate	7.29%	- %	- %	- %	- %	- %		

(A) For loans receivable the table presents expected principal cash flows by fixed and adjustable rate. The table includes contractual maturities including scheduled principal repayments but excluding estimated prepayments for fixed rate loans. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change. The table presents fair values at December 31, 2000 and weighted average interest rates by maturity dates.
(B) For investment securities, including securities available for sale, securities held to maturity, and nonmarketable equity securities, the table presents contractual maturities. Interest-bearing cash is a due on demand financial instrument and is presented as due in the one year category. Nonmarketable equity securities have no contractual maturity and are placed in the longest expected maturity date. The table presents fair values for securities available for sale and amortized costs for all other investment securities at December 31, 2000 and weighted average interest rates by maturity dates.
(C) For deposits the table presents principal cash flows and weighted average interest rates by contractual maturity dates.

Comparison of Operating Results for the Years Ended December 31, 2001, 2000, and 1999

Net Income (Loss). Net income (loss) for the years ended December 31, 2001, 2000 and 1999 amounted to $(0.4) million, $1.3 million and $1.4 million respectively. The net loss in 2001 is primarily due to a decrease in net interest income and an increase of compensation expense. Net income decreased in 2000 primarily due to increased interest expense on FHLB advances and notes payable, offset in part by the decrease in compensation expense from 1999's adoption of the Management Recognition Plan ("MRP"). Net income decreased in 1999 primarily due to expenses associated with the adoption of the MRP, as discussed below.

Net Interest Income. Net interest income amounted to $4.4 million, $5.4 million and $6.0 million during the years ended December 31, 2001, 2000 and 1999, respectively. The average outstanding balance of interest-earning assets in excess of interest-bearing liabilities amounted to $20.1 million, $35.6 million and $44.7 million during 2001, 2000, and 1999, respectively. The decrease in 2001 was due primarily to the Company incurring additional interest expense from borrowing $12.0 million through a note payable to finance the return of capital dividend approved in 2001. The Bank's interest rate spread decreased from 2.89% in 1999 to 2.41% in 2000 and to 2.26% in 2001. The decrease in interest rate spread from 2000 to 2001 was due to a significant increase in the average balance of certificates of deposit within the deposit base, as well as a reduction in rates on all interest-earning assets. The decrease in interest rate spread from 1999 to 2000 was due to the greater increase in the average balances of interest-bearing liabilities (due mainly to the increase in notes payable and advances for which funds were used in part to pay the return of capital dividend late in 1999) over interest-earning assets and the cost of funds over the average yield in interest-earning assets. The decrease in the interest rate spread in 1999 was due to a decrease in the average yield on interest-earning assets, offset by a lesser decrease in the cost of funds.

Interest Income. Interest income amounted to $10.9, $11.4 million, and $10.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's average yield on interest-earning assets increased from 7.45% in 1999 to 7.74% in 2000 and decreased to 7.29% in 2001. The primary interest-earning asset is loans receivable, which experienced a stable average yield during 2001 along with a decrease of the average outstanding loan balance of $6.3 million to $126.6 million. The average yield increased 16 basis points during 2001 and decreased 51 basis points during 2000 and 1999, respectively. The other significant interest-earning asset in 2001 is interest-bearing deposits for which the average outstanding balance increased from $9.0 million in 1999 to $9.7 million in 2000 to $18.6 million in 2001. The average yield on interest-bearing deposits was 3.4% in 2001 as compared to 6.0% and 4.8% in 2000 and 1999, respectively. The decrease in loan volume was offset in part by an increase in interest bearing deposits bearing a lower yield resulting in a $0.5 million reduction in interest income in 2001. The increase in loan volume and average yield, along with the increase in average investment yield was offset slightly by the decrease in average investments to produce a $1.2 million increase in interest income in 2000. The increase in loan volume, offset by a decrease in investment securities volume, resulted in a stable total interest income in 1999.

Interest Expense. Interest expense amounted to $6.5 million, $6.0 million and $4.2 million, for the years ended December 31, 2001, 2000 and 1999, respectively. Interest expense increased in 2001 due to an increase in average interest bearing liabilities, which was slightly offset by a 30 basis point reduction in the cost of funds. Interest expense increased in 2000 due to both an increase in average interest-bearing liabilities and an increase of 77 basis points in the cost of funds. The increase in average interest-bearing liabilities in 2000 is a result of both strong deposit growth and the notes payable agreement which was entered into late in 1999 to fund the return of capital dividend approved in fiscal 1999. The modest increase in interest expense in 1999 is due to increases in the average outstanding balances of interest-bearing liabilities, including short-term borrowings, offset by a 13 basis point decrease in the cost of funds.

Net Interest Income

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (i) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest bearing liabilities ("net earning balance"). The following table sets forth information relating to average balances of the Company's assets and liabilities for the years ended December 31, 2001 and 2000. For the periods indicated, the table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the monthly average balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the net yield on interest-earning assets (which reflects the impact of the net earnings balance). Management does not believe the use of month-end balances has caused a material difference in the information provided.

	At December 31, 2001	For the Year Ended December 31, 2001			2000		
	Average Yield/ Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
		(Dollars in Thousands)					
Interest-earning assets:							
Interest-bearing deposits	3.48%	$ 18,591	$ 636	3.42%	$ 9,706	$ 585	6.03%
Investments (1)	5.73%	4,141	229	5.53%	4,868	308	6.33%
Loans receivable, net (4)	7.39%	126,570	10,024	7.92%	132,862	10,512	7.91%
Total interest-earning assets	6.78%	149,302	10,889	7.29%	147,436	11,405	7.74%
Other assets		5,433			2,816		
Total assets		$ 154,735			$ 150,252		
Interest-bearing liabilities:							
NOW and Money market	1.68%	$ 24,438	$ 650	2.66%	$ 20,432	$ 682	3.34%
Passbook accounts	1.99%	9,595	219	2.28%	9,848	230	2.34%
Certificates of deposit	4.70%	78,226	4,657	5.95%	63,439	3,652	5.76%
Note payable and FHLB advances	4.00%	16,942	971	5.73%	18,129	1,400	7.72%
Total interest-bearing liabilities	3.73%	129,201	6,497	5.03%	111,848	5,964	5.33%
Other liabilities		4,833			3,774		
Stockholders' equity		20,701			34,630		
Total liabilities and stockholders' equity		$ 154,735			$ 150,252		
Net interest income and interest rate spread (2)	3.05%		$ 4,392	2.26%		$ 5,441	2.41%
Net yield on interest-earning assets (3)				2.94%			3.69%
Ratio of average interest-earning assets to average interest-earning liabilities interest-bearing liabilities				115.56%			131.82%

(1) Includes investment securities and FHLB stock.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income divided by average interest-earning assets.
(4) Loans placed on nonaccruing status have been included in the computation of average balances.

Rate/Volume Analysis

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rates (changes in rate multiplied by the prior period's volume), and (iii) changes in rate/volume (change in rate multiplied the change in volume).

	Year Ended December 31, 2001 vs. 2000 Increase (Decrease) Due to				Year Ended December 31, 2000 vs. 1999 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(In Thousands)							
Interest income:								
Interest-bearing deposits	$ 536	$ (253)	$ (232)	$ 51	$ 33	$ 113	$ 9	$ 155
Investments	(46)	(39)	6	(79)	(109)	39	(11)	(81)
Loans receivable	(559)	80	(9)	(488)	926	193	24	1,143
Total interest income	$ (69)	$ (212)	$ (235)	$ (516)	$ 850	$ 345	$ 22	$ 1,217
Interest expense:								
NOW and money market accounts	$ 134	$ (139)	$ (27)	$ (32)	$ 46	$ 85	$ 7	$ 138
Passbook accounts	(6)	(6)	1	(11)	(16)	(14)	9	(21)
Certificates of deposit	852	121	32	1,005	215	232	13	460
Note payable and FHLB advances	(92)	(361)	24	(429)	983	36	173	1,192
Total interest expense	$ 888	$ (385)	$ 30	$ 533	$ 1,228	$ 339	$ 202	$ 1,769
Net Interest Income	$ (957)	$ 173	$ (265)	$ (1,049)	$ (378)	$ 6	$ (180)	$ (552)

Provision for Loan Losses and Asset Quality. There was no provision for loan losses in 2001, 2000 or 1999. The provision, which is charged to operations, and the resulting loan loss allowances are amounts Mooresville Savings' management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collectibility is unlikely. The evaluation to increase or decrease the provision and resulting allowances is based on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions. The Bank has adopted polices to monitor, and increase when necessary, levels of loan loss allowances. At December 31, 2001, the Bank's level of general valuation allowances for loan losses amounted to $896,000, which management believes is currently adequate to absorb potential losses in its loan portfolio.

The Bank's level of nonperforming loans, defined as nonaccrual loans and accruing loans past due 90 days or more, has historically been low as a percentage of total loans outstanding. Nonperforming loans outstanding were approximately $2.0 million, $2.1 million, and $1.4 million at December 31, 2001, 2000 and 1999. There was no real estate acquired in settlement of loans at December 31, 2001, 2000, or 1999.

Noninterest Income. Noninterest income amounted to $267,000, $307,000 and $217,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Noninterest income consists primarily of service charges and fees associated with the Bank's checking accounts.

Noninterest Expense. Noninterest expense consists primarily of operating expenses for compensation and employee benefits, occupancy, federal deposit insurance premiums, data processing charges and other operating expenses. Noninterest expense amounted to $5.2 million, $3.7 million and $4.0 million for the years ended December 31, 2001, 2000 and 1999 respectively. Compensation expense increased $1.3 million in 2001 due primarily to the return of capital dividend also being paid to stock option and MRP holders as well as payments to stock option holders in an amount equal to the return of capital dividend each option held. Compensation expense decreased by $0.5 million in 2000 as the Company did not incur as much expense as it did in 1999, when the MRP was adopted. This decrease was offset by a slight increase in other non-interest expense. Compensation and employee benefits increased by $1.0 million in 1999 due to the adoption and vesting of the MRP. The MRP reserved for issuance 26,979 shares of common stock to certain officers, directors, and employees. The Company issued shares to fund the MRP on January 26, 1999, and the restricted common stock under the MRP vests at the rate of 25% annually beginning at the date of grant. The expense related to the vesting of the MRP totaled $1.1 million for the year ended December 31, 1999. All other expenses changed nominally during the years ended December 31, 2001, 2000 and 1999.

Income Taxes. The Company's effective income tax rate was 21.6 %, 37.7%, and 37.1% for the years ended December 31, 2001, 2000 and 1999, respectively. The lower effective income tax rate for 2001 was due to nondeductible expenses incurred by the Company. The effective rates for 2000 and 1999 reflects normal expected rates on taxable income.

Capital Resources and Liquidity

The objective of the Bank's liquidity management is to ensure the availability of sufficient cash flows to meet all of its financial commitments. Liquidity management addresses the Bank's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings, if any, as they mature and to originate new loans and make investments as opportunities arise.

Significant liquidity sources for the Bank are proceeds from the sale of stock, cash provided by new savings deposits, operating activities, sale or maturity of investments, principal and interest payments on loans receivable and advances from the Federal Home Loan Bank ("FHLB"). Advances from the FHLB have not historically been a primary source of liquidity for the Bank.

Operating activities used cash equal to $0.3 million and provided cash equal to $1.5 million and $1.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Historically, in addition to cash provided by operating activities, financing activities have provided the Bank with sources of funds for asset growth and liquidity. However, financing activities used cash of $2.0 million during 2001, primarily due to the special return of capital dividend paid to stockholders amounting to $14.0 million offset by net additional borrowings of $7.0 million and an increase in the deposit base of $8.9 million. Financing activities provided $5.7 million and $5.4 million for the years ended December 31, 2000 and 1999, respectively.

Cash provided by operating and financing activities is used by the Bank to originate new loans to customers, to maintain investment portfolios and to meet liquidity requirements. However, during 2001 loans repayments exceeded originations by $11.6 million resulting from a decrease in demand for new loans due to a slowing economy. During 2000 and 1999, loans outstanding increased by $5.7 million and $14.3 million, respectively.

In January 2002, the Company paid in full the $12.7 million note payable incurred in 2001 to fund the return of capital dividend. As a result, the Company is expected to decrease interest expense, thereby increasing its net interest income.

As a state chartered savings bank, Mooresville Savings must meet certain liquidity requirements which are established by the Administrator of the North Carolina Savings Institutions Division. The Bank's liquidity ratio at December 31, 2001, as computed under such regulations, was in excess of such requirements. Given its excess liquidity and its ability to borrow from the FHLB, the Bank believes that it will have sufficient funds available to meet anticipated future loan commitments, unexpected deposit withdrawals, or other cash requirements.

Asset/Liability Management

The Bank's asset/liability management, or interest rate risk management, is focused primarily on evaluating and managing the Bank's net interest income given various risk criteria. Factors beyond the Bank's control, such as the effects of changes in market interest rates and competition, may also have an impact on the management of interest rate risk.

In the absence of other factors, the Bank's overall yield on interest-earning assets will increase as will its cost of funds on its interest-bearing liabilities when market rates increase over an extended period of time. Inversely, the Bank's yields and cost of funds will decrease when market rates decline. The Bank is able to manage these swings to some extent by attempting to control the maturity or rate adjustments of its interest-earning assets and interest-bearing liabilities over given periods of time.

The Bank's "gap" is typically described as the difference between the amounts of such assets and liabilities which reprice within a period of time. In a declining interest rate environment, a negative gap, or a situation where the Bank's interest-bearing liabilities subject to repricing exceed the level of interest-earning assets which will mature or reprice during the same period, will have a favorable impact on the Bank's net interest income. Conversely, an increase in general market rates over a sustained period of time will tend to affect the Bank's net interest income adversely under circumstances when the Bank has a negative gap. At December 31, 2001, the Bank had a negative gap position of 41.86% as it reinvested its large interest-bearing cash balances into long-term loans which will be adversely impacted during prolonged periods of rising interest rates and positively affected during prolonged periods of interest rate declines. The Bank's asset/liability management program has generally helped to decrease the exposure of its earnings to interest rate increases

In order to minimize the potential effects of adverse material and prolonged increases or decreases in market interest rates on the Bank's operations, management has implemented an asset/liability program designed to stabilize the Bank's interest rate gap. This program emphasizes the investment of excess cash in (i) short or intermediate term interest-earning assets, (ii) the solicitation of transaction deposit accounts which are less sensitive to changes in interest rates and can be repriced rapidly, and (iii) to a lesser extent, the origination of adjustable rate mortgage loans.

In addition to shortening the average repricing period of its assets, the Bank has sought to be price rate competitive in the marketplace on its maturing certificates of deposit to encourage depositors to reinvest in certificates with the Bank. The Bank has approximately $59.7 million in certificates maturing in 2002, and management believes that substantially all of the maturing certificates will be renewed.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are projected to reprice or mature in each of the future time periods shown. The computations were made without using assumptions for loan prepayments or deposit decline. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a given period were determined in accordance with contractual terms of the assets or liabilities. In making the computations, all adjustable rate loans were considered to be due at the end of the next upcoming adjustment period. Fixed rate loans are reflected at their contractual maturities with consideration given to scheduled payments. Marketable equity securities and savings accounts with no stated maturities are subject to immediate repricing and availability and have been classified in the earliest category. FHLB stock must be maintained at certain regulatory levels and is classified in the more than ten years category. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at December 31, 2001				
	1 Year or Less	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total
	(Dollars in Thousands)				
Interest-earning assets (1):					
Loans Receivable (2):					
Adjustable rate residential 1-4 family	$ 7,472	$ -	$ -	$ -	$ 7,472
Fixed rate residential 1-4 family	4,136	8,340	7,411	73,965	93,852
Other real estate loans - adjustable	10,937	-	-	-	10,937
Other real estate loans fixed	142	287	255	2,545	3,229
Construction	2,188	-	-	-	2,188
Other loans	100	203	180	1,801	2,284
Total loans	24,975	8,830	7,846	78,311	119,962
Interest-bearing deposits	20,869		-	-	20,869
Investments	1,480	857	125	906	3,368
FHLB Stock	-	-	-	1,241	1,241
Total interest-earning assets	$ 47,324	$ 9,687	$ 7,971	$ 80,458	$ 145,440
Interest-bearing liabilities:					
Deposits:					
Certificates of deposit	$ 59,677	$ 11,347	$ 3,927	$ -	$ 74,951
Money market deposit accounts	18,702	-	-	-	18,702
NOW accounts	7,447	-	-	-	7,447
Passbook savings	9,677	-	-	-	9,677
Total deposits	95,503	11,347	3,927	-	110,777
Note payable and FHLB advances	12,700	-	-	-	12,700
Total interest-bearing liabilities	$ 108,203	$ 11,347	$ 3,927	$ -	$ 123,477
Interest sensitivity gap per report	$ (60,879)	$ (1,660)	$ 4,044	$ 80,458	
Cumulative interest sensitivity gap	(60,879)	(62,539)	(58,495)	21,963	
Cumulative gap as a percentage of total interest-earning assets	-41.86%	-43.00%	-40.22%	15.10%	
Cumulative interest-earning assets as a percentage of interest-bearing liabilities	38.33%	46.17%	52.63%	117.79%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of scheduled rate adjustments and contractual maturities.
(2) Based upon amortization schedules of loan maturities using a weighted average interest rate for the entire loan portfolio.

Impact of Inflation and Changing Prices

The financial statements and accompanying footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature, and changes in market interest rates have a greater impact on its performance than the effects of inflation, which has not had a significant impact on the Company during the years ended December 31, 2001, 2000 and 1999.

Impact of New Accounting Standards

In July, 2001, the Financial Standards Board issued two statements -- Statement 141, *Business Combinations,* and Statement 142, *Goodwill and Other Intangible Assets* -- which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

- Eliminates the pooling method for accounting for business combinations.
- Requires that intangible assets that meet certain criteria be reported separately from goodwill.
- Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

- Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.
- Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.
- Write-off any remaining negative goodwill.

These statements are not expected to have a significant impact on the Company. The standards will be required to be implemented by the Company on January 1, 2002.

Recapture of Tax Bad Debt Reserves

Prior to the enactment of the Small Business Job Protection Act of 1996 (the "1996 Act") on August 20, 1996, thrift institutions which met certain definitional tests were permitted to establish tax reserves for bad debts and to deduct annual additions to such reserves in arriving at taxable income. The Bank was permitted to compute the annual bad debt deduction based upon an experience method or a percentage equal to 8.0% of the Bank's taxable income before such bad debt deduction (the "PTI Method"), subject to certain limitations. Under the 1996 Act, the PTI Method was repealed, and the Bank is required to use the experience method for computing its annual bad debt deduction for taxable years beginning on or after December 31, 1995.

The Bank is also recapturing its excess tax bad debt reserves which have accumulated since 1988, amounting to approximately $67,000, over a six year period. The tax associated with the recaptured reserves was approximately $26,000. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves, and the ultimate payment of the related taxes will not result in a charge to earnings. The amount of reserves recaptured and associated tax were $11,000 and $4,000 for each of the years ended December 31, 2001, 2000, and 1999.

(This page intentionally left blank)

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Coddle Creek Financial Corp.
Mooresville, North Carolina

We have audited the accompanying consolidated statements of financial condition of Coddle Creek Financial Corp. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coddle Creek Financial Corp. and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Charlotte, North Carolina
January 18, 2002

CODDLE CREEK FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
Cash		
Interest-bearing deposits (Note 2)	$ 20,869,000	$ 10,405,000
Noninterest-bearing deposits and cash on hand	504,000	407,000
Certificates of deposit (Note 2)	100,000	100,000
Securities available for sale (Note 2)	2,088,000	3,067,000
Securities held to maturity (Fair value 2001 $1,212,000; 2000 $1,203,000) (Note 2)	1,180,000	1,182,000
Federal Home Loan Bank stock (Notes 2 and 6)	1,241,000	1,188,000
Loans receivable, net (Notes 3 and 6)	119,066,000	130,518,000
Office properties and equipment, net (Note 4)	964,000	1,059,000
Accrued interest receivable:		
Investment securities	59,000	86,000
Loans receivable	690,000	888,000
Cash value of life insurance (Note 7)	1,538,000	1,335,000
Deferred income taxes (Note 9)	1,362,000	1,200,000
Income tax refund receivable	110,000	223,000
Prepaid expenses and other assets	78,000	74,000
Total assets	$ 149,849,000	$ 151,732,000

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Liabilities:		
Deposits (Note 5)	$ 112,899,000	$ 104,369,000
Note payable (Note 6)	12,700,000	4,000,000
Federal Home Loan Bank advances (Note 6)	-	5,000,000
Advances from borrowers for taxes and insurance	94,000	96,000
Accounts payable and other liabilities	592,000	755,000
Deferred compensation (Note 7)	2,566,000	2,504,000
Total liabilities	128,851,000	116,724,000
Commitments (Notes 7 and 13)		
Stockholders' Equity (Notes 6 and 8):		
Preferred stock, authorized 5,000,000 shares; none issued	-	-
Common stock, no par value, authorized 20,000,000 shares; issued 699,156 shares	-	-
Additional paid-in capital	9,816,000	22,889,000
Accumulated other comprehensive income (loss)	23,000	(1,000)
Unearned ESOP shares (Note 10)	(3,107,000)	(3,468,000)
Management recognition plan (Note 11)	(2,000)	(370,000)
Unearned compensation (Note 10)	(1,780,000)	(774,000)
Retained earnings, substantially restricted (Notes 8 and 9)	16,048,000	16,732,000
Total stockholders' equity	20,998,000	35,008,000
Total liabilities and stockholders' equity	$ 149,849,000	$ 151,732,000

See Notes to Consolidated Financial Statements.

CODDLE CREEK FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income:			
Loans	$ 10,024,000	$ 10,512,000	$ 9,369,000
Investment securities	229,000	308,000	389,000
Other	636,000	585,000	430,000
	10,889,000	11,405,000	10,188,000
Interest expense:			
Deposits (Note 5)	5,526,000	4,564,000	3,987,000
Federal Home Loan Bank advances and note payable (Note 6)	971,000	1,400,000	208,000
	6,497,000	5,964,000	4,195,000
Net interest income	4,392,000	5,441,000	5,993,000
Provision for loan losses (Note 3)	-	-	-
Net interest income after provision for loan losses	4,392,000	5,441,000	5,993,000
Noninterest income	267,000	307,000	217,000
Other expenses:			
Compensation and employee benefits (Note 7)	3,869,000	2,539,000	2,992,000
Net occupancy	319,000	210,000	146,000
Deposit insurance premiums	21,000	21,000	56,000
Data processing	210,000	202,000	202,000
Other	790,000	769,000	611,000
	5,209,000	3,741,000	4,007,000
Income (loss) before income taxes (credits)	(550,000)	2,007,000	2,203,000
Income taxes (credits) (Note 9)	(119,000)	757,000	817,000
Net income (loss)	$ (431,000)	$ 1,250,000	$ 1,386,000
Basic earnings (loss) per share (Note 12)	$ (0.68)	$ 1.99	$ 2.20
Diluted earnings (loss) per share (Note 12)	$ (0.68)	$ 1.97	$ 2.20
Regular dividends per share	$ 0.41	$ 1.91	$ 2.05
Return of capital dividend per share	$ 20.00	$ -	$ 17.18

See Notes to Consolidated Financial Statements.

CODDLE CREEK FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001, 2000 and 1999

	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares
Balance, December 31, 1998	$ 32,461,000	$ 46,000	$ (4,021,000)
Adoption of management recognition plan	1,542,000	-	-
Vesting of management recognition plan	-	-	-
Principal payment received on note receivable from ESOP	-	-	296,000
Cash dividends	-	-	-
Return of capital dividend	(10,849,000)	-	-
Amortization of unearned compensation	-	-	-
ESOP contribution	(144,000)	-	-
Tax benefit of ESOP contribution	47,000	-	-
Net income	-	-	-
Other comprehensive income, net of tax:			
Unrealized loss on securities, net of tax $(32,000)	-	(67,000)	-
Comprehensive income			
Balance, December 31, 1999	23,057,000	(21,000)	(3,725,000)
Issuance of shares for management recognition plan	13,000	-	-
Vesting of management recognition plan	-	-	-
Principal payment received on note receivable from ESOP	-	-	257,000
Cash dividends	-	-	-
Amortization of unearned compensation	-	-	-
ESOP contribution	(255,000)	-	-
Tax benefit of ESOP contribution	74,000	-	-
Net income	-	-	-
Other comprehensive income, net of tax:			
Unrealized gain on securities, net of tax $6,000	-	20,000	-
Comprehensive income			
Balance, December 31, 2000	22,889,000	(1,000)	(3,468,000)
Vesting of management recognition plan	-	-	-
Principal payment received on note receivable from ESOP	-	-	361,000
Cash dividends	-	-	-
Return of capital dividend	(12,824,000)	-	-
Amortization of unearned compensation	-	-	-
ESOP contribution	(308,000)	-	-
Tax benefit of ESOP contribution	59,000	-	-
Net loss	-	-	-
Other comprehensive income, net of tax:			
Unrealized gain on securities, net of tax $13,000	-	24,000	-
Comprehensive loss			
Balance, December 31, 2001	$ 9,816,000	$ 23,000	$ (3,107,000)

See Notes to Consolidated Financial Statements.

Management Recognition Plan	Unearned Compensation	Retained Earnings, Substantially Restricted	Total Stockholders' Equity
$ -	$ -	$ 16,633,000	$45,119,000
(1,542,000)	-	-	-
814,000	-	-	814,000
-	-	-	296,000
-	-	(1,318,000)	(1,318,000)
-	(860,000)	-	(11,709,000)
-	21,000	-	21,000
-	-	-	(144,000)
-	-	-	47,000
-	-	1,386,000	1,386,000
-	-	-	(67,000)
			1,319,000
(728,000)	(839,000)	16,701,000	34,445,000
(13,000)	-	-	-
371,000	-	-	371,000
-	-	-	257,000
-	-	(1,219,000)	(1,219,000)
-	65,000	-	65,000
-	-	-	(255,000)
-	-	-	74,000
-	-	1,250,000	1,250,000
-	-	-	20,000
			1,270,000
(370,000)	(774,000)	16,732,000	35,008,000
368,000	-	-	368,000
-	-	-	361,000
-	-	(253,000)	(253,000)
-	(1,159,000)		(13,983,000)
-	153,000	-	153,000
-	-	-	(308,000)
-	-	-	59,000
-	-	(431,000)	(431,000)
-	-	-	24,000
			(407,000)
$ (2,000)	$ (1,780,000)	$ 16,048,000	$20,998,000

CODDLE CREEK FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash Flows From Operating Activities			
Net income (loss)	$ (431,000)	$ 1,250,000	$ 1,386,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for loan losses	-	-	-
Provision for depreciation	127,000	125,000	102,000
Provision for deferred income taxes	(175,000)	13,000	6,000
ESOP contribution, net of tax	(249,000)	(181,000)	(97,000)
Amortization of deferred loan fees	(134,000)	(140,000)	(202,000)
Amortization of premiums and discounts on investments	18,000	-	-
Gain on sale of equipment	-	(13,000)	-
Gain on sale of real estate owned	-	(4,000)	-
Vesting of management recognition plan	368,000	371,000	814,000
Amortization of unearned compensation	153,000	65,000	21,000
Changes in assets and liabilities:			
(Increase) decrease in:			
Interest receivable	225,000	(149,000)	83,000
Cash value of life insurance	(203,000)	(159,000)	(101,000)
Income tax refund claim receivable	113,000	163,000	(350,000)
Prepaid expenses and other assets	(4,000)	(22,000)	36,000
Increase (decrease) in:			
Interest payable	(419,000)	121,000	(19,000)
Accounts payable and other liabilities	208,000	(8,000)	7,000
Deferred compensation	62,000	28,000	(15,000)
Net cash provided by (used in) operating activities	(341,000)	1,460,000	1,671,000

(Continued)

CODDLE CREEK FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash Flows From Investing Activities			
Proceeds from maturities of certificates of deposit	$ -	$ 100,000	$ 100,000
Purchases of certificates of deposit	-	(100,000)	(100,000)
Purchases of securities available for sale	-	-	(500,000)
Proceeds from maturities of securities available for sale	1,000,000	372,000	7,231,000
Proceeds from maturities of securities held to maturity	-	-	200,000
Purchase of Federal Home Loan Bank stock	(53,000)	(128,000)	(96,000)
(Originations) and principal payments on loans receivable, net	11,586,000	(5,515,000)	(14,148,000)
Proceeds from the sale of equipment	-	21,000	-
Purchases of office properties and equipment	(32,000)	(80,000)	(215,000)
Proceeds from the sale of real estate owned	-	69,000	-
Net cash provided by (used in) investing activities	12,501,000	(5,261,000)	(7,528,000)
Cash Flows From Financing Activities			
Net increase in deposits	8,949,000	13,717,000	3,013,000
Proceeds from Federal Home Loan Bank advances	-	8,000,000	5,000,000
Payments on Federal Home Loan Bank advances	(5,000,000)	(8,000,000)	-
Proceeds from note payable	12,000,000	-	12,000,000
Payments on note payable	(3,300,000)	(6,500,000)	(1,500,000)
Increase (decrease) in advances from borrowers for taxes and insurance	(2,000)	20,000	(34,000)
Principal payment received on note receivable from ESOP	361,000	257,000	296,000
Cash dividends paid	(14,607,000)	(1,295,000)	(12,749,000)
Net cash provided by (used in) financing activities	(1,599,000)	6,199,000	6,026,000
Increase in cash and cash equivalents	10,561,000	2,398,000	169,000
Cash and cash equivalents:			
Beginning	10,812,000	8,414,000	8,245,000
Ending	$ 21,373,000	$ 10,812,000	$ 8,414,000

(Continued)

CODDLE CREEK FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Supplemental Schedule of Cash and and Cash Equivalents			
Interest-bearing	$ 20,869,000	$ 10,405,000	$ 6,912,000
Noninterest-bearing	504,000	407,000	1,502,000
	$ 21,373,000	$ 10,812,000	$ 8,414,000
Supplemental Schedule of Cash Flow Information			
Cash payments for (receipt of):			
Interest	$ 6,916,000	$ 5,843,000	$ 4,214,000
Income taxes	(57,000)	581,000	1,161,000
Supplemental Disclosures of Noncash Transactions			
Change in unrealized gain (loss) on available for sale securities, net of deferred taxes	24,000	20,000	(67,000)
Real estate acquired in the settlement of loans	-	-	65,000
Change in dividends accrued	(371,000)	76,000	278,000
Adoption of management recognition plan	-	-	1,542,000
Additional shares purchased under management recognition plan	-	13,000	-

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Conversion and organization of holding company: On December 30, 1997, pursuant to a Plan of Conversion which was approved by its members and regulators, Mooresville Savings Bank, S.S.B. ("Mooresville Savings" or the "Bank") converted from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank (the "Conversion") and became a wholly-owned subsidiary of Coddle Creek Financial Corp. (the "Company"). The Company was formed to acquire all of the common stock of the Bank upon its conversion to stock form. The Company has no operations and conducts no business of its own other than owning the Bank, investing capital which originated as net proceeds received in the Conversion, and lending funds to the Employee Stock Ownership Plan (the "ESOP") which was formed in connection with the Conversion.

Nature of business: The Bank is primarily engaged in the business of obtaining savings deposits and originating single-family residential loans within its primary lending area of Northern Mecklenburg and Southern Iredell Counties. These loans are secured by the underlying properties. The Bank's primary regulators are the Federal Deposit Insurance Company ("FDIC") and the Administrator of the North Carolina Savings Institutions Division (the "NC Administrator"). The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC.

The following is a description of the significant accounting policies used in the preparation of the accompanying financial statements.

Principles of consolidation: The consolidated financial statements include the accounts of Coddle Creek Financial Corp. and its wholly-owned subsidiary, Mooresville Savings Bank, S.S.B. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of financial statement presentation: The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of reporting the statements of cash flows, the Company includes all interest and noninterest-bearing cash accounts, which are not subject to withdrawal restrictions or penalties, as cash equivalent and considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. The Company also maintains deposits with financial institutions which are in excess of the federally-insured amounts. Cash flows from loans and deposits are reported on a net basis.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Investment securities: The Company and the Bank have investments in debt and equity securities, which consist primarily of obligations of the U.S. Government and federal agencies and municipal obligations.

SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, requires that management classify all securities as trading, available for sale, or held to maturity as individual investment securities are acquired, and that the appropriateness of such classification be reassessed at each statement of financial condition date.

Since the Company and the Bank do not buy investment securities in anticipation of short-term fluctuations in market prices, none of the investment securities are classified as trading in accordance with Statement No. 115. All investment securities have been classified as either held to maturity or available for sale.

Securities available for sale: Securities classified as available for sale are those securities that the Company and the Bank intend to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale could be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company and the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at their fair market value. Premiums and discounts are amortized using a method that approximates the interest method over the contractual lives. Unrealized gains or losses are reported as increases or decreases in equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in income.

Securities held to maturity: Securities classified as held to maturity are those securities that the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by a method that approximates the interest method over their contractual lives. Based on the Company and the Bank's financial position and liquidity, management believes the Company and the Bank have the ability to hold these securities to maturity.

Declines in the fair value of individual securities classified as either held to maturity or available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Investment in Federal Home Loan Bank stock: The Bank, as a member of the Federal Home Loan Bank ("FHLB") system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Loans receivable: Loans receivable are stated at unpaid principal balances, less undisbursed loan funds and the allowance for loan losses, and net deferred loan-origination fees and discounts. The Bank's loan portfolio consists principally of long-term conventional loans collateralized by first deeds of trust on single-family residences, other residential property, nonresidential property and land. Interest income is accrued and credited to interest income as it is earned, using the interest method.

Allowance for loan losses: The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, the estimated value of any underlying collateral, and current economic conditions. The loan portfolio is further analyzed by each loan type and delinquency status to determine the risk category for each loan that is used in calculating the allowance for loan losses. Loans delinquent greater than 90 days are evaluated individually for loss exposure, while other loans are evaluated aggregately by type. Allocated and unallocated portions are determined in the same manner. While management uses the best information to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used.

Impaired loans: The Bank assesses loans delinquent greater than 90 days for impairment. SFAS No. 114 requires that the Bank establish specific loan loss allowances on impaired loans if it is doubtful that all principal and interest due, according to the loan terms, will be collected. An allowance on an impaired loan is required if the present value of the future cash flows discounted using the loan's effective interest rate is less than the carrying value of the loan. An impaired loan can also be valued based upon its fair value in the market place or on the basis of its underlying collateral if the loan is collateral dependent. If foreclosure is imminent, and the loan is collateral dependent, the loan must be valued based upon the fair value of the underlying collateral.

Real estate owned: Real estate owned is initially recorded at the estimated fair value at the date of foreclosure, which establishes a new cost basis. Based on periodic evaluations by management, the carrying values are reduced where they exceed fair value minus estimated costs to sell. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Interest income: The Bank continues to accrue interest on loans, including loans delinquent 90 days or more, when collectibility of interest is not in doubt. At the time a loan becomes nonperforming and collectibility of principal is in doubt, the loan is placed on nonaccrual status by establishing an allowance for uncollected interest. When a loan is on nonaccrual status, interest income is recognized only to the extent cash payments are received. If and when management determines that the collectibility of principal and interest is no longer in doubt, the loan is returned to performing status and the reserve for uncollected interest is reversed. The Bank accounts for interest on impaired loans in a similar fashion.

Loan-origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments.

Office properties and equipment: Office properties and equipment are stated at cost less accumulated depreciation, which is computed principally by the straight-line method.

Benefit plans: The Bank has a 401(k) plan covering substantially all of its employees. The Bank matches 50% of the qualified employees contributions, limited to 6% of the employee's salary.

The Bank has deferred compensation and retirement agreements for the benefit of the Board of Directors and several key employees. The plans are unfounded, and the liabilities are being accrued over the term of active service of the participants. The Bank has also purchased life insurance policies in amounts sufficient to discharge its obligation under the agreements in the event of death.

The Bank has an ESOP which covers substantially all of its employees. Contributions to the plan are based upon the amortization requirement of the ESOP's debt to the Company, subject to compensation limitations, and are expensed in accordance with the AICPA's Statement of Position 93-6, *Employer's Accounting for Employee Stock Ownership Plans*.

Accounting for Stock Based Compensation: SFAS No. 123, *Accounting for Stock-Based Compensation*, defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, SFAS No. 123 allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Entities electing to remain with the accounting in Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The Bank has elected to continue to measure compensation cost for its stock option plans under the provisions in APB Opinion 25.

Advance payments by borrowers for taxes and insurance: Certain borrowers make monthly payments, in addition to principal and interest payments, in order to accumulate funds from which the Bank can pay the borrowers' property taxes and insurance premiums.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: SFAS No. 128, *Earnings Per Share*, requires the presentation of earnings per share by all entities that have common stock or potential common stock (such as options, warrants and convertible securities) outstanding that trade in a public market. Basic per share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. For purposes of this computation, the number of shares of common stock purchased by the Bank's ESOP which have not been allocated to participant accounts are not assumed to be outstanding.

Comprehensive income: SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Fair value of financial instruments: The estimated fair values required under SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates presented for the fair value of the Company's financial instruments are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair market value amounts.

The fair value estimates presented are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly from the amounts presented here.

Off-statement of financial condition risk: The Company is a party to financial instruments with off-statement of financial condition risk such as commitments to extend credit and lines of credit. Such financial instruments are recorded when they are funded.

Note 2. Securities

The amortized cost and fair values of securities as of December 31, 2001 and 2000 are summarized as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Government and federal agencies obligations	$ 1,202,000	$ 33,000	$ -	$ 1,235,000
Municipal obligations	350,000	3,000	-	353,000
Equity securities	500,000	-	-	500,000
	$ 2,052,000	$ 36,000	$ -	$ 2,088,000
Securities held to maturity:				
Municipal obligations	$ 1,180,000	$ 32,000	$ -	$ 1,212,000
Other investments:				
Interest-earning deposits	$ 20,869,000	$ -	$ -	$ 20,869,000
Certificates of deposit	100,000	-	-	100,000
Federal Home Loan Bank stock	1,241,000	-	-	1,241,000
	$ 22,210,000	$ -	$ -	$ 22,210,000

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Government and federal agencies obligations	$ 1,900,000	$ -	$ -	$ 1,900,000
Municipal obligations	668,000	-	(1,000)	667,000
Equity securities	500,000	-	-	500,000
	$ 3,068,000	$ -	$ (1,000)	$ 3,067,000
Securities held to maturity:				
Municipal obligations	$ 1,182,000	$ 21,000	$ -	$ 1,203,000
Other investments:				
Interest-earning deposits	$ 10,405,000	$ -	$ -	$ 10,405,000
Certificates of deposit	100,000	-	-	100,000
Federal Home Loan Bank stock	1,188,000	-	-	1,188,000
	$ 11,693,000	$ -	$ -	$ 11,693,000

Note 2. Securities (Continued)

The amortized cost and fair value of securities at December 31, 2001 by contractual maturity are shown below:

	Amortized Cost	Fair Value
Securities available for sale:		
Due in one year or less	$ 727,000	$ 730,000
Due after one year through five years	825,000	858,000
Due after five years through ten years	-	-
Equity securities	500,000	500,000
	$ 2,052,000	$ 2,088,000
Securities held to maturity:		
Due in one year or less	$ 150,000	$ 151,000
Due after one year through five years	124,000	128,000
Due after five years through ten years	898,000	925,000
Due after ten years	8,000	8,000
	$ 1,180,000	$ 1,212,000

The Company has investments with a carrying value of $325,000 pledged at December 31, 2001.

There were no sales of investment securities for the years ended December 31, 2001, 2000 and 1999.

Note 2. Securities (Continued)

The following table sets forth certain information regarding the carrying value and contractual maturities of the Company's investment portfolio at December 31, 2001:

	Carrying Value				
	One Year	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Securities available for sale:					
Federal Home Loan Bank bonds	$ 504,000	$ 731,000	$ -	$ -	$ 1,235,000
Municipal bonds	226,000	127,000	-	-	353,000
Equity securities	500,000	-	-	-	500,000
Securities held to maturity:					
Municipal bonds	150,000	124,000	898,000	8,000	1,180,000
Other investments:					
Interest-earning deposits	20,869,000	-	-	-	20,869,000
Certificates of deposit	100,000	-	-	-	100,000
Federal Home Loan Bank stock	-	-	-	1,241,000	1,241,000
	$ 22,349,000	$ 982,000	$ 898,000	$ 1,249,000	$ 25,478,000

The following table sets forth the weighted average yield by maturity (tax exempt obligations have not been computed on a tax equivalent basis) of the Company's investment portfolio at December 31, 2001:

	Carrying Value				
	One Year	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Securities available for sale:					
Federal Home Loan Bank bonds	5.95%	6.03%	-	-	6.00%
Municipal bonds	4.50%	4.50%	-	-	4.50%
Equity securities	-	-	-	-	-
Securities held to maturity:					
Municipal bonds	4.80%	4.50%	4.64%	-	4.61%
Other investments:					
Interest-earning deposits	3.48%	-	-	-	3.48%
Certificates of deposit	6.67%	-	-	-	6.67%
Federal Home Loan Bank stock	-	-	-	6.82%	6.82%
	3.57%	5.64%	4.64%	6.82%	3.78%

Note 3. Loans Receivable

Loans receivable at December 31, 2001 and 2000 consist of the following:

	2001		2000	
	Amount	Percentage of Total	Amount	Percentage of Total
Real estate loans:				
One-to-four family residential	$ 100,697,000	84.57%	$ 109,631,000	84.00%
Multi-family residential	1,002,000	0.87	909,000	0.70
Nonresidential	3,563,000	2.95	3,857,000	2.95
Construction	4,126,000	3.47	6,970,000	5.34
Equity line	10,079,000	8.47	10,088,000	7.73
Total real estate loans	119,467,000	100.33	131,455,000	100.72
Consumer Loans:				
Installment loans	2,394,000	2.01	2,455,000	1.88
Other	864,000	0.73	1,144,000	0.88
Total consumer loans	3,258,000	2.74	3,599,000	2.76
Total gross loans	122,725,000	103.07	135,054,000	103.48
Less:				
Construction loans in process	(1,938,000)	(1.63)	(2,672,000)	(2.05)
Net deferred loan fees	(825,000)	(0.69)	(959,000)	(0.74)
Allowance for loan losses	(896,000)	(0.75)	(905,000)	(0.69)
	(3,659,000)	(3.07)	(4,536,000)	(3.48)
	119,066,000	100.00%	$ 130,518,000	100.00%

The following is an analysis of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Balance at beginning of year	$ 905,000	$ 898,000	$ 895,000
Loans charged off:			
Real Estate	-	-	-
Consumer	(9,000)	-	-
Total loans charged off	(9,000)	-	-
Recoveries:			
Real Estate	-	7,000	3,000
Consumer	-	-	-
Total recoveries	-	7,000	3,000
Provision for loan losses	-	-	-
Balance at end of year	$ 896,000	$ 905,000	$ 898,000
Ratio of net charge-offs to average loans outstanding	0.01%	0.00%	0.00%

Note 3. Loans Receivable (Continued)

The allocation of the allowance for loan losses applicable to each category of loans at December 31, 2001 and 2000 is as follows:

	2001		
	Amount of Allowance	Percent of Allowance to Total Allowance	Percent of Loans to Gross Loans
Real estate loans:			
One-to-four family residential	$ 832,000	92.86%	82.06%
Multi-family residential	-	-	0.82
Nonresidential	-	-	2.90
Construction	-	-	3.36
Equity line	23,000	2.57	8.21
Total real estate loans	855,000	95.43	97.35
Consumer loans:			
Installment loans	32,000	3.57	1.95
Other	9,000	1.00	0.70
Total consumer loans	41,000	4.57	2.65
	$ 896,000	100.00%	100.00%

	2000		
	Amount of Allowance	Percent of Allowance to Total Allowance	Percent of Loans to Gross Loans
Real estate loans:			
One-to-four family residential	$ 403,000	44.53%	81.18%
Multi-family residential	-	-	0.67
Nonresidential	-	-	2.86
Construction	-	-	5.16
Equity line	40,000	4.42	7.47
Total real estate loans	443,000	48.95	97.34
Consumer loans:			
Installment loans	25,000	2.77	1.82
Other	7,000	0.77	0.84
Total consumer loans	32,000	3.54	2.66
Unallocated	430,000	47.51	-
	$ 905,000	100.00%	100.00%

Note 3. Loans Receivable (Continued)

The Bank assesses loans delinquent more than 90 days for impairment. Such loans amounted to approximately $1,621,000 and $2,093,000 at December 31, 2001 and 2000, respectively, and had an average outstanding balance of approximately $2,351,000 and $1,540,000 for the years ended December 31, 2001 and 2000, respectively. These loans are primarily collateral dependent, and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Bank has determined that specific allowances on these loans are not required.

Nonperforming loans for which interest has been reduced totaled approximately $985,000 and $1,436,000 at December 31, 2001 and 2000, respectively. The differences between interest income that would have been recorded under the original terms of such loans and the interest income actually recognized totaled $70,000, $41,000 and $44,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table sets forth information with respect to nonperforming assets identified by the Bank, including nonaccrual loans and accruing loans past due 90 days or more at the date indicated:

	At December 31,		
	2001	2000	1999
Nonaccrual loans	$ 985,000	$ 1,436,000	$ 1,237,000
Accruing loans past due 90 days or more	636,000	657,000	145,000
Troubled debt restructuring	-	-	-
Foreclosed real estate	-	-	65,000
Total nonperforming assets	$ 1,621,000	$ 2,093,000	$ 1,447,000
Nonperforming loans to total gross loans	1.32%	1.55%	1.06%
Nonperforming assets to total assets	1.08%	1.38%	1.01%
Total assets	$ 149,849,000	$ 151,732,000	$ 143,867,000
Total gross loans	$ 122,725,000	$ 135,054,000	$ 130,523,000

Note 4. Office Properties and Equipment

Office properties and equipment at December 31, 2001 and 2000 consist of the following:

	2001	2000
Cost:		
Land	$ 364,000	$ 364,000
Buildings	879,000	879,000
Building improvements	175,000	175,000
Furniture and fixtures	796,000	764,000
Automobiles	54,000	54,000
	2,268,000	2,236,000
Less accumulated depreciation	1,304,000	1,177,000
	$ 964,000	$ 1,059,000

Note 5. Deposits

Deposits at December 31, 2001 and 2000 consist of the following:

	2001			2000		
	Amount	Weighted Average Rate	Percent	Amount	Weighted Average Rate	Percent
Noninterest-bearing deposits	$ 2,122,000	-	1.9%	$ 1,269,000	-	1.2%
NOW accounts	7,447,000	0.50%	6.7%	6,736,000	0.89%	6.5%
Money market	18,702,000	2.42%	16.6%	11,381,000	5.46%	10.9%
Passbook savings	9,677,000	1.99%	8.5%	9,552,000	2.47%	9.2%
	37,948,000		33.7%	28,938,000		27.8%
Certificates of deposit	74,951,000	4.70%	66.3%	75,012,000	6.26%	72.2%
	112,899,000		100.0%	103,950,000		100.0%
Accrued interest payable	-			419,000		
	$ 112,899,000	3.72%		$ 104,369,000	5.40%	

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $17,045,000 and $17,701,000 at December 31, 2001 and December 31, 2000, respectively.

Note 5. **Deposits (Continued)**

The aggregate amount of certificates of deposit by maturity with a minimum denomination of $100,000 at December 31, 2001 is as follows:

Maturity Period:	
Within 3 months or less	$ 3,241,000
Over 3 months through 6 months	2,679,000
Over 6 months through 12 months	6,685,000
Over 12 months	4,440,000
	$ 17,045,000

At December 31, 2001, the scheduled maturities of certificates of deposits are as follows:

Year Ending December 31,	Amount
2002	$ 59,677,000
2003	10,186,000
2004	1,161,000
2005	834,000
2006	3,093,000
	$ 74,951,000

Interest expense on deposits for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
NOW and money market	$ 651,000	$ 682,000	$ 544,000
Passbook savings	219,000	230,000	251,000
Certificates of deposit	4,656,000	3,652,000	3,192,000
	$ 5,526,000	$ 4,564,000	$ 3,987,000

Eligible savings accounts are insured up to $100,000 by the SAIF which is administered by the FDIC.

Note 6. Note Payable and Federal Home Loan Bank Advances

The Company has a note payable outstanding for $12,700,000 and $4,000,000 at December 31, 2001 and 2000, respectively. The note is due in monthly interest only installments at the prime rate (5.0% at December 31, 2001) less 1.00%, with the principal balance due July 24, 2003. The average balance was $13,608,000, and the maximum amount outstanding at any month end was $16,000,000 during the year ended December 31, 2001. The note is collateralized by the Bank's common stock, which is owned by the Company. The note was paid in full in January 2002.

The Bank has advances from the FHLB outstanding of $-0- and $5,000,000 at December 31, 2001 and 2000, respectively. Advances are collateralized by the Bank's stock in the FHLB and qualifying first mortgage loans.

Interest expense on the note payable and FHLB advances totaled $971,000, $1,400,000 and $208,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 7. Employee Benefit Plans

The Bank has adopted a savings plan under Section 401(k) of the Internal Revenue Code. This plan allows employees, who meet certain service and age requirements, to defer a percentage of their income through contributions to the plan. In accordance with provisions of the plan, the Bank matches 50% of the employee's contribution, limited to 6.0% of the employee's salary. The expense for the plan was $103,000, $86,000 and $72,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Bank has also entered into unfunded deferred compensation agreements and a salary continuation agreement providing retirement and death benefits for the directors and several key employees. Vested benefits under the agreements are payable in installments upon death or retirement. The retirement age for these plans was changed from 65 to 70 years old during the year ended December 31, 1999. The Bank has insured the lives of the directors and employees for amounts sufficient to discharge its obligation under such agreements in the event of death. The collective cash surrender value of these policies is $1,538,000 and $1,335,000 at December 31, 2001 and 2000, respectively. The present value of the liability for the benefits is being accrued over the expected term of active service of the directors and employees. The amount accrued was $2,566,000 and $2,504,000 at December 31, 2001 and 2000, respectively. The expense related to the agreements for the years ended December 31, 2001, 2000 and 1999 amounted to $165,000, $109,000 and $44,000, respectively. The discount rate of 7% was used in determining the present value of the future obligation at December 31, 2001 and 2000, respectively.

Note 8. Stockholders' Equity

On December 30, 1997, the Company completed and closed its stock offering. Gross proceeds from the sale of 674,475 shares amounted to $33,724,000 and were reduced by conversion costs of $1,230,000. $4,216,000 of these net proceeds were loaned to the ESOP to purchase 53,958 shares in the open market. The Company transferred $14,134,000 of the net proceeds to the Bank for the purchase of its common stock and retained the remaining net proceeds.

Concurrent with the Conversion, the Bank established a liquidation account in an amount equal to its net worth as reflected in its latest statement of financial condition contained in the definitive prospectus used in connection with the Company's initial public offering. The liquidation account will be maintained for the benefit of eligible deposit account holders and supplemental eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the Conversion. Only in the event of a complete liquidation will eligible deposit account holders and supplemental eligible deposit account holders be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted sub-account balance for deposit accounts then held. This payment will be made before any liquidation distribution may be made with respect to common stockholders. Dividends paid by the Bank subsequent to the Conversion cannot be paid from this liquidation account.

Subject to applicable law, the Board of Directors of the Company or the Bank may each provide for the payment of dividends. Future declarations of cash dividends, if any, by the Company may depend upon dividend payments by the Bank to the Company. Subject to regulations promulgated by the NC Administrator, the Bank will not be permitted to pay dividends on its common stock if its stockholders' equity would be reduced below the amount required for the liquidation account or its capital requirement. The Company has declared regular dividends totaling $0.41, $1.91 and $2.05 per share for the years ended December 31, 2001, 2000 and 1999, respectively.

For a period of five years after its conversion from mutual to stock form, the Bank must obtain the written approval from the NC Administrator before declaring or paying a cash dividend to the Company on its capital stock in an amount in excess of one-half of the greater of (i) the Bank's net income for the most recent fiscal year end or (ii) the average of the Bank's net income after dividends for the most recent fiscal year end and not more than two of the immediately preceding fiscal year ends. During 2001, 2000 and 1999, the Bank upstreamed $287,000, $1,407,000 and $1,295,000, respectively, in regular dividends to the Company.

The Company paid return of capital dividends in 2001 and 1999 in the amounts of $20.00 per share and $17.18 per share, respectively. These dividends resulted in $12,824,000 and $10,849,000 decreases in equity in 2001 and 1999, respectively.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 8. Stockholders' Equity (Continued)

The FDIC requires the Company (on a consolidated basis) and the Bank to have a minimum leverage ratio of Tier I Capital (principally consisting of retained earnings and any other common stockholders' equity, less any intangible assets) to all assets of at least 3%, provided that it receives the highest rating during the examination process. For institutions that receive less than the highest rating, the Tier I capital requirement is 1% to 2% above the stated minimum. The FDIC also requires the Company and the Bank to have a ratio of total capital to risk-weighted assets of 8%, of which at least 4% must be in the form of Tier I capital. The NC Administrator requires a net worth equal to at least 5% of total assets. The Company and the Bank complied with all of the capital requirements at December 31, 2001 and 2000.

The Company's and Bank's capital amount and ratio compared to required regulatory amounts and ratios are presented below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2001:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 21,871		$ 6,605	8%	N/A	N/A
Mooresville Savings Bank	32,583		6,589	8%	$ 8,237	10%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	$ 20,975		$ 3,303	4%	N/A	N/A
Mooresville Savings Bank	31,687		3,295	4%	$ 4,942	6%
Tier 1 Capital to Average Assets:						
Consolidated	$ 20,975		$ 6,189	4%	N/A	N/A
Mooresville Savings Bank	31,687		4,642	3%	$ 7,737	5%
December 31, 2000:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 35,913		$ 6,581	8%	N/A	N/A
Mooresville Savings Bank	32,607		6,557	8%	$ 8,196	10%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	$ 35,008		$ 3,290	4%	N/A	N/A
Mooresville Savings Bank	31,702		3,278	4%	$ 4,918	6%
Tier 1 Capital to Average Assets:						
Consolidated	$ 35,008		$ 6,010	4%	N/A	N/A
Mooresville Savings Bank	31,702		4,571	3%	$ 7,619	5%

Note 8. Stockholders' Equity (Continued)

As of December 31, 2001, the most recent notification from the FDIC categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain total capital to risk weighted assets of 10%, Tier I Capital to risk weighted assets of 6% and Tier I Capital to average assets of 5% or $8,237,000, $4,942,000 and $7,737,000, respectively. There are no conditions or events since the notification that management believes have changed the Company or the Bank's category.

Note 9. Income Tax Matters

Under the Internal Revenue Code, the Bank is allowed a special bad debt deduction related to additions to the tax bad debt reserve established for the purpose of absorbing losses. The Bank is required to compute such deductions using an experience method. The Bank did not receive a tax bad debt deduction 2001, 2000 or 1999.

The Bank is also recapturing its excess tax bad debt reserves which have accumulated since 1988, amounting to approximately $67,000, over a six year period. The tax associated with the recaptured reserve was approximately $26,000. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the related taxes will not result in a charge to earnings. The amount of reserve recaptured was $11,000, and the associated tax was $4,000 for each of the years ended December 31, 2001, 2000, and 1999.

Deferred taxes have been provided for certain increases in the Bank's tax bad debt reserves subsequent to 1987 which are in excess of recorded book loan loss allowances. At December 31, 2001 and 2000, retained earnings contain certain historical additions to the bad debt reserve for income tax purposes of approximately $3,816,000, the balance prior to 1988, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If this pre-1988 reserve is used for purposes other than to absorb losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The unrecorded deferred income tax liability on the above amount was approximately $1,493,000 as of December 31, 2001 and 2000.

Note 9. Income Tax Matters (Continued)

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset in the statement of financial condition were as follows at December 31, 2001 and 2000:

	2001	2000
Deferred tax assets:		
Interest income on non performing assets	$ 16,000	$ 16,000
Deferred compensation	989,000	965,000
Allowance for loan losses	346,000	350,000
Pension plan contribution	139,000	105,000
Accrued expenses	-	4,000
Management recognition plan	55,000	97,000
AMT credit carryforward	9,000	-
NOL carryforward	182,000	-
State NEL carryforward	29,000	-
	1,765,000	1,537,000
Valuation allowance	(29,000)	-
	1,736,000	1,537,000
Deferred tax liabilities:		
Unrealized gain on securities	13,000	-
Property and equipment	164,000	124,000
FHLB stock dividends	135,000	135,000
Deferred loan fees	47,000	55,000
Tax bad debt reserves	7,000	14,000
FHLB accrued dividend	8,000	9,000
	374,000	337,000
Net deferred tax asset	$ 1,362,000	$ 1,200,000

A valuation allowance has been provided for the amount of the deferred tax assets the Company does not consider more likely than not to be realized. The increase in the valuation allowance was $29,000 and $-0- for the years ended December 31, 2001 and 2000, respectively.

Income tax expense (credits) for the year ended December 31, 2001, 2000 and 1999 consists of the following:

	2001	2000	1999
Current	$ 56,000	$ 744,000	$ 811,000
Deferred	(175,000)	13,000	6,000
	$ (119,000)	$ 757,000	$ 817,000

Note 9. Income Tax Matters (Continued)

A reconciliation of the federal income tax rate to the effective tax rate for the year ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Statutory federal income tax rate	34.0%	34.0%	34.0%
Increases (decreases) in taxes resulting from:			
Nontaxable income	(10.8%)	(4.1%)	(3.3%)
Nondeductible expense	1.6%	5.0%	3.0%
State income tax, net of federal benefit	0.4%	2.3%	2.6%
Other	(3.6%)	0.5%	0.8%
Effective tax rate	21.6%	37.7%	37.1%

The effective income tax rate is lower than expected in 2001, primarily due to the tax expense recorded in relation to the fair market value adjustment on ESOP shares.

Note 10. Employee Stock Ownership Plan

The Bank has established an ESOP to benefit all qualified employees. The ESOP purchased 53,958 shares of common stock in the open market subsequent to the Conversion with proceeds received from a loan from the Company. The ESOP purchased 40,327 and 21,240 additional shares with proceeds from the return of capital dividends paid by the Company in 2001 and 1999, respectively.

The Company's note receivable is to be repaid based upon 15 annual installments of principal and interest on December 31 of each year through December 31, 2012. Interest is based upon the prime rate, which will be adjusted and paid annually. The note may be prepaid without penalty. The unallocated shares of stock held by the ESOP are pledged as collateral for the debt. The ESOP is funded by contributions made by the Bank in amounts sufficient to retire the debt. The note receivable is presented as a reduction of stockholders' equity and had an outstanding balance of $3,107,000 and $3,468,000 at December 31, 2001 and December 31, 2000, respectively.

Shares are released as the debt is repaid and earnings from the common stock held by the ESOP are allocated among participants on the basis of compensation in the year of allocation. Benefits become 100% vested after five years of credited service. Forfeitures of nonvested benefits will be reallocated among remaining participating employees in the same proportion as contributions.

Dividends on unallocated shares may be used by the ESOP to repay the debt to the Company and are not reported as dividends but as additional compensation expense in the financial statements. Dividends on allocated or committed to be allocated shares may also be used to repay the debt to the Company and are reported as dividends in the financial statements. During the years ended December 31, 2001, 2000 and 1999, $153,000, $65,000 and $21,000, respectively, was amortized as compensation expense that related to the unearned compensation recorded as a result of the return of capital dividends paid on unallocated shares in 2001 and 1999.

Note 10. Employee Stock Ownership Plan (Continued)

Expenses of $206,000, $67,000 and $173,000 have been incurred during 2001, 2000, and 1999, respectively, in connection with the ESOP. The expenses include, in addition to the cash contribution necessary to fund the ESOP, $(308,000), $(255,000) and $(144,000) for 2001, 2000, and 1999, respectively, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Bank has debited this amount to paid-in capital and reduced the expense in accordance with the provisions of AICPA Statement of Position 93-6. The related income tax benefit of $59,000, $74,000 and $47,000 for 2001, 2000 and 1999, respectively, has been credited to paid-in capital.

The ESOP has a put option which requires the Company to repurchase its common stock from participants in the ESOP who are eligible to receive benefits under the terms of the plan and elect to receive cash in exchange for their common stock. The potential commitment for the put option is $824,000 at December 31, 2001 based on the fair value of the 27,451 shares released at $30.00 per share. The fair value of the unallocated shares is $2,642,000 at December 31, 2001. This commitment will fluctuate based on the fair value of the shares.

Note 11. Management Recognition Plan and Stock Option Plan

The Company's stockholders approved the Company's Stock Option Plan and the Bank's Management Recognition Plan and Trust (the "MRP") on January 26, 1999. The Stock Option Plan reserves for issuance up to 67,447 stock options to certain officers, directors, and employees either in the form of incentive stock options or nonqualified stock options. The exercise price of the stock options may not be less than the fair value of the Company's common stock at date of grant. The options granted to employees, which vest at the rate of 25% annually beginning at the date of grant, were all granted in 1999 and expire in 2009. Options granted to non-employee directors vested immediately on the date of grant. The weighted average fair value of the options on the grant date was $31.00 per share. As permitted under the generally accepted accounting principles, grants under the plan will be accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, the pro forma effect on reported net income would be as follows for the years ended December 31:

	2001	2000	1999
Net income (loss)			
As reported	$ (431,000)	$ 1,250,000	$ 1,386,000
Pro forma	(546,000)	1,127,000	1,179,000
Earnings (loss) per share			
As reported			
Basic	$ (0.68)	$ 1.99	$ 2.20
Diluted	(0.68)	1.97	2.20
Pro forma			
Basic	$ (0.87)	$ 1.79	$ 1.86
Diluted	(0.87)	1.77	1.86

Note 11. Management Recognition Plan and Stock Option Plan (Continued)

In determining the fair value of the option grant as prescribed in Statement No. 123, the Black-Scholes option pricing model was used with the following assumptions: a risk-free interest rate of 6.43%, expected lives of 10 years, expected volatility of 54.55% and expected dividends of $2.00 per year.

At December 31, 2001, 58,131 options have been granted at an exercise price of $31.00, of which 46,125 options are currently exercisable. No options have been exercised to date, and all options granted are outstanding at December 31, 2001.

The MRP reserved for issuance 26,979 shares of common stock to certain officers, directors, and employees at the time of the adoption. The Company issued 24,281 shares and 400 shares to fund the MRP on January 26, 1999 and January 26, 2000, respectively. The restricted common stock under the MRP vests at the rate of 25% annually beginning at the date of grant. The expense related to the vesting of the MRP totaled $603,000, $371,000 and $1,109,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The expense includes $235,000 and $295,000 for return of capital dividends paid in cash on unvested MRP shares in 2001 and 1999, respectively.

Note 12. Earnings Per Share

Earnings per share has been calculated in accordance with FASB Statement No. 128, *Earnings Per Share*. For purposes of this computation, the number of shares of common stock purchased by the Bank's employee stock ownership plan which have not been allocated to participant accounts are not assumed to be outstanding. The following are reconciliations of the amounts used in the per share calculations for 2001, 2000, and 1999, which are the years the Company was in operation:

	For the Year Ended December 31, 2001		
	Income (Loss) (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Dilutive EPS			
Loss available to stockholders	$ (431,000)	630,768	$ (0.68)

Note 12. Earnings Per Share (Continued)

	For the Year Ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to stockholders	$ 1,250,000	629,049	$ 1.99
Effect of dilutive securities			
Stock options	-	6,137	
Dilutive EPS			
Income available to stockholders	$ 1,250,000	635,186	$ 1.97

	For the Year Ended December 31, 1999		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to stockholders	$ 1,386,000	630,442	$ 2.20
Effect of dilutive securities			
Stock options	-	233	
Dilutive EPS			
Income available to stockholders	$ 1,386,000	630,675	$ 2.20

Note 13. Commitments, Contingencies and Related Party Transactions

In addition to undisbursed loan funds outstanding, the Bank has mortgage loan commitments and unused home equity loans and lines of credit outstanding at December 31, 2001. Commitments, which are disbursed subject to certain limitations, extend over varying periods of time with the majority subject to disbursement over a 6-month period. A summary of these commitments, except for undisbursed loan funds, is as follows:

	Fixed Rate	Variable Rate	Total
Commitments to extend credit, mortgage loans	$ 589,400	$ -	$ 589,400
Unused home equity loans and lines of credit	-	7,744,000	7,744,000

The Bank has made loans to its officers and directors in the normal course of business. The following is an analysis of the loans to officers and directors for the year ended December 31, 2001:

Balance, beginning	$ 1,411,000
Originations	30,000
Payments	(50,000)
Balance, ending	$ 1,391,000

Additionally, officers and directors maintain deposits with the Bank in the normal course of business. Such deposits amounted to approximately $2,445,000 at December 31, 2001.

The Bank has entered into employment agreements with certain key employees in order to establish their duties and compensation and to provide for their continued employment with the Bank. The agreements will provide for an initial term of employment of three years. Commencing on the first anniversary date and continuing on each anniversary date thereafter, following a performance evaluation of the employee, each agreement may be extended for an additional year so that the remaining term shall be three years, unless written notice of non-renewal is given by the Board of Directors. In the event of a change in control of the Company, the employees are to receive a minimum 6% salary increase plus an amount equal to the average bonus from the two previous years.

Note 14. Fair Value of Financial Instruments

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of December 31, 2001 and 2000:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash				
Interest-bearing deposits	$ 20,869,000	$ 20,869,000	$ 10,405,000	$ 10,405,000
Noninterest-bearing deposits	504,000	504,000	407,000	407,000
Certificates of deposit	100,000	100,000	100,000	100,000
Investments	3,268,000	3,300,000	4,249,000	4,270,000
Loans receivable	119,066,000	121,599,000	130,518,000	133,933,000
Accrued interest receivable	749,000	749,000	974,000	974,000
Cash surrender value of life insurance	1,538,000	1,538,000	1,335,000	1,335,000
FHLB stock	1,241,000	1,241,000	1,188,000	1,188,000
Financial liabilities:				
Deposits	112,899,000	111,595,000	104,369,000	104,816,000
Advances from borrowers for taxes and insurance	94,000	94,000	96,000	96,000
Note payable	12,700,000	12,700,000	4,000,000	4,000,000
FHLB advances	-	-	5,000,000	5,000,000
Accounts payable and other liabilities	592,000	592,000	755,000	755,000

The fair values utilized in the table were derived using the information described below for the group of instruments listed. It should be noted that the fair values disclosed in this table do not represent market values of all assets and liabilities of the Company and, thus, should not be interpreted to represent the market or liquidation value of the Company.

Note 14. Fair Value of Financial Instruments (Continued)

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and certificates of deposits: The carrying amounts for cash and short-term instruments approximate their fair values.

Investment securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar securities.

Loans receivable: The fair value of fixed rate loans is estimated by discounting the future cash flows, adjusted for prepayments, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are equal to carrying amounts. Management believes that the allowance for loan losses is an appropriate indication of the applicable credit risk associated with determining the fair value of its loan portfolio and has been deducted from the estimated fair value of loans.

Accrued interest receivable, advances from borrowers for taxes and insurance, accounts payable and other liabilities: The fair value is the amount receivable or payable on demand at the statement of financial condition date.

Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the statement of financial condition. The fair value of fixed maturity certificates of deposit are estimated based upon the discounted value of contractual cash flows using rates currently offered for deposits with similar remaining maturities.

Note payable and FHLB advances: The fair values of the note payable and FHLB advances are equal to their recorded book values due to the market rates of interest and short-term nature.

Off-statement of financial condition instruments: Fair values for the Bank's off-statement of financial condition instruments (loan commitments) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value for such commitments is nominal.

Note 15. Parent Company Financial Data

The following are condensed financial statements for Coddle Creek Financial Corp. as of and for the years ended December 31, 2001 and 2000:

Condensed Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets:		
Cash	$ 771,000	$ 5,961,000
Certificates of Deposit	100,000	100,000
Investment in Mooresville Savings Bank, S.S.B.	31,687,000	31,702,000
Securities available for sale	911,000	1,418,000
Other assets	229,000	198,000
Total assets	$ 33,698,000	$ 39,379,000
Note payable	$ 12,700,000	$ 4,000,000
Accounts payable and other liabilities	-	371,000
Total liabilities	12,700,000	4,371,000
Stockholders' Equity:		
Additional paid-in capital	9,816,000	22,889,000
Accumulated other comprehensive income (loss)	23,000	(1,000)
Unearned ESOP shares	(3,107,000)	(3,468,000)
Management recognition plan	(2,000)	(370,000)
Unearned compensation	(1,780,000)	(774,000)
Retained earnings	16,048,000	16,732,000
Total stockholders' equity	20,998,000	35,008,000
Total liabilities and stockholders' equity	$ 33,698,000	$ 39,379,000

Condensed Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Equity in earnings (loss) of Mooresville Savings Bank, S.S.B.	$ (20,000)	$ 1,492,000
Interest income	299,000	362,000
Interest expense	(810,000)	(647,000)
Other income	206,000	134,000
Other expense	(106,000)	(91,000)
Net income (loss)	$ (431,000)	$ 1,250,000

Note 15. **Parent Company Financial Data (Continued)**

Condensed Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income (loss)	$ (431,000)	$ 1,250,000
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in (earnings) loss of Mooresville Savings Bank, S.S.B.	20,000	(1,492,000)
Changes in assets and liabilities:		
Increase in other assets	(31,000)	(44,000)
Net cash used in operating activities	(442,000)	(286,000)
Cash Flows from Investing Activities:		
Upstream dividend from Mooresville Savings Bank, S.S.B.	287,000	1,407,000
Purchases of certificates of deposit	-	(100,000)
Proceeds from maturities of securities available for sale	515,000	365,000
Net cash provided by investing activities	802,000	1,929,000
Cash Flows from Financing Activities,		
Proceeds from note payable	12,000,000	-
Payments on note payable	(3,300,000)	(6,500,000)
Cash dividends paid	(14,607,000)	(1,295,000)
Principal payment received on note receivable from ESOP	361,000	257,000
Net cash used in financing activities	(5,907,000)	(7,795,000)
Net increase decrease in cash	(5,547,000)	(6,152,000)
Cash - beginning	5,961,000	12,113,000
Cash - ending	$ 414,000	$ 5,961,000
Supplemental Disclosures of Noncash Transactions		
Changes in dividends accrued	$ (371,000)	$ 76,000

Note 16. Selected Quarterly Financial Data (Unaudited)

The following tables present summarized quarterly data for the years ended December 31, 2001 and 2000:

	Year Ended December 31, 2001 Three Months Ended			
	March 31	June 30	September 30	December 31
Net interest income	$ 1,108,000	$ 1,075,000	$ 1,127,000	$ 1,082,000
Other income	60,000	60,000	63,000	84,000
Other expense	1,861,000 (1)	1,027,000	1,040,000	1,162,000
Net income (loss)	$ (693,000)	$ 108,000	$ 150,000	$ 4,000
Earnings (loss) per share	$ (1.09)	$ 0.17	$ 0.24	$ 0.01

	Year Ended December 31, 2000 Three Months Ended			
	March 31	June 30	September 30	December 31
Net interest income	$ 1,362,000	$ 1,411,000	$ 1,343,000	$ 1,325,000
Other income	117,000	57,000	73,000	60,000
Other expense	1,148,000	1,197,000	1,120,000	1,033,000
Net income	$ 331,000	$ 271,000	$ 296,000	$ 352,000
Earnings per share	$ 0.53	$ 0.43	$ 0.47	$ 0.56

(1) Compensation expense for the quarter ended March 31, 2001 included $1.2 million and $235,000, respectively, related to in-kind payments comparable to the special return of capital dividends that were paid on unexercised stock options and unvested MRP shares. The quarter also includes a $400,000 income tax benefit in other expense.

Note 17. Future Reporting Requirements

In July, 2001, the Financial Standards Board issued two statements, Statement 141, *Business Combinations,* and Statement 142, *Goodwill and Other Intangible Assets*, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

- Eliminates the pooling method for accounting for business combinations.
- Requires that intangible assets that meet certain criteria be reported separately from goodwill.
- Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

- Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.
- Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.
- Write-off any remaining negative goodwill.

These statements are not expected to have a significant impact on the Company. The standards will be required to be implemented by the Company on January 1, 2002.

CORPORATE INFORMATION

EXECUTIVE OFFICERS:

George W. Brawley, Jr.
President and CEO

Dale W. Brawley
Executive Vice President

Billy R. Williams
Secretary/Controller

DIRECTORS:

George W. Brawley, Jr.
Chairman of the Board, President and CEO of Mooresville Savings Bank

Dale W. Brawley
Executive Vice President of Mooresville Savings Bank

Claude U. Voils, Jr.
Retired Chemist of National Starch

Jack G. Lawler
Retired President of Taltronics

Don E. Mills
Optometrist
Optometric Eye Care Center

Donald R. Belk
President of E.F. Belk & Son Electrical Contractors

Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Special Legal Counsel
Brooks, Pierce, McLendon,
Humphrey & Leonard, LLP
2000 Renaissance Plaza
230 North Elm Street
Greensboro, NC 27420

Independent Auditors
McGladrey & Pullen, LLP
One Morrocroft Centre
6805 Morrison Boulevard, Suite 200
Charlotte, NC 28211

Annual Meeting
The 2001 annual meeting of stockholders of Coddle Creek Financial Corp. will be held at 11:00 A.M. on April 25, 2002 at the Company's corporate office at 347 North Main Street, Mooresville, NC.

Form 10-K
A copy of Form 10-K, including the attached financial statements and financial statement schedules, for the year ended December 31, 2001, as filed with the Securities and Exchange Commission will be furnished without charge to the Company's stockholders upon written request to Coddle Creek Financial Corp., 347 Main Street, P.O. Box 117, Mooresville, NC 28115
Attn: George Brawley, President

Corporate Office
347 North Main Street
P.O. Box 117
Mooresville, NC 28115

Common Stock Information

The Company had 699,156 shares of common stock outstanding at March 1, 2002, which are held by 414 shareholders of record, not including the number of persons or entities where stock is held in nominee or "street" name through various brokerage firms or banks. The Company's common stock began trading on December 31, 1997 and is traded on the over the counter market with quotations available through the OTC Bulletin Board under the symbol "CDLC". Payment of dividends by the Bank to the Company is subject to various restrictions. Under applicable banking regulations, the Bank may not declare or pay a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum amount required by applicable federal and state regulations. In addition, for the five year period following the consummation of the Bank's stock conversion, which occurred on December 30, 1997, the Bank must obtain written approval from the Administrator of the Savings Institution Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year or (ii) the average of its net income for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable. Also, the Bank is not permitted to declare a cash dividend of the effect thereof would be to cause its net worth to be reduced below the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form.

The following table reflects the stock trading and dividend payment frequency of the Company for the years ended December 31, 2001 and 2000.

	Dividends		Stock Price (1)	
	Regular	Special	High	Low
2001				
First Quarter	$ -	$ 20.00	$ 29.38	$ 24.25
Second Quarter	-	-	29.00	26.00
Third Quarter	0.17	-	29.50	26.10
Fourth Quarter	0.24	-	31.90	28.77
2000				
First Quarter	$ 0.34	$ -	$ 33.00	$ 39.50
Second Quarter	0.61	-	34.00	31.00
Third Quarter	0.43	-	39.50	33.75
Fourth Quarter	0.53	-	41.25	37.00

(1) Note that the stock prices listed above have been adjusted to reflect the return of capital dividend in 2001.

THIS PAGE INTENTIONALLY LEFT BLANK